Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __




Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer



Date: October 28, 2004



List of materials


Documents attached hereto:


i) A press release regarding Consolidated Financial Results for the Second Quarter Ended September 30, 2004



                                                     Sony Corporation
                                                 6-7-35 Kitashinagawa
                                                         Shinagawa-ku
                                                 Tokyo 141-0001 Japan

                                                          No: 04-054E
                                      3:00 P.M. JST, October 28, 2004


                    Consolidated Financial Results
            for the Second Quarter Ended September 30, 2004

Tokyo, October 28, 2004 -- Sony Corporation today announced its consolidated results for the second quarter ended September 30, 2004 (July 1, 2004 to September 30, 2004).

        (Billions of yen, millions of U.S. dollars, except per share amounts)
                     Second quarter ended September 30
                          2003       2004       Change in      2004*
                                                   Yen
  Sales and operating   Y1,797.0   Y1,702.3       -5.3%      $15,336
   revenue
  Operating income          33.2       43.4      +30.6           391
  Income before             44.1       63.3      +43.6           570
   income taxes
  Equity in net              2.9        6.1     +109.6            55
   income of
   affiliated companies
  Net income                32.9       53.2      +61.6           479
  Net income per
   share of common
   stock
  - Basic                 Y35.69     Y57.50      +61.1%        $0.52
  - Diluted                33.48      53.76      +60.6          0.48

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y111=U.S.$1, the approximate Tokyo foreign exchange market rate as of September 30, 2004.

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").

Consolidated Results for the Second Quarter Ended September 30, 2004

Sales and operating revenue ("sales") decreased 5.3% compared with the same quarter of the previous fiscal year; on a local currency basis sales decreased 2%. (For all references herein to results on a local currency basis, see Note I.)

In the Electronics segment, although sales to outside customers increased 0.7%, overall sales decreased 2.5% due to a significant decline in intersegment sales to the Game segment resulting from the outsourcing of PlayStation 2 ("PS2") production to third parties in China. With respect to major products in the Electronics segment, as in the previous quarter of the current fiscal year, sales of flat panel and LCD rear projection televisions and digital still cameras increased, while sales of portable audio and CRT televisions decreased. Although there was an increase in sales of software, sales declined in the Game segment due to lower sales of hardware. In the Music segment, sales decreased because Sony BMG Music Entertainment ("Sony BMG"), a recorded music business joint venture formed with Bertelsmann AG, began to be accounted for by the equity method from August 2004 (please refer to note.) In the Pictures segment, there was an increase in sales mainly due to the contribution of theatrical revenues from Spider-Man 2. In the Financial Services segment, revenue decreased mainly due to a decrease in revenue at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income increased 30.6% (a 62% increase on a local currency basis) compared with the same quarter of the previous fiscal year.

In the Electronics segment, operating income declined mainly due to a deterioration in the cost of sales ratio, the appreciation of the yen and an increase in restructuring charges. In the Game segment, although there was an increase in software sales revenue, a very small operating loss was recorded due to lower hardware sales. In the Pictures segment, operating income was recorded, compared to an operating loss in the previous fiscal year, due to the strong theatrical performance from Spider-Man 2 and higher revenue from home entertainment releases. In the Financial Services segment, operating income increased due to higher operating income at Sony Life.

Restructuring charges, which were recorded as operating expenses, for the second quarter amounted to Y18.8 billion ($169 million) compared to Y9.7 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y15.6 billion ($141 million) compared to Y6.3 billion in the same quarter of the previous fiscal year.

Income before income taxes increased 43.6% compared to the same quarter of the previous fiscal year. An improvement in the net effect of other income and other expenses was mainly the result of the recognition of a gain of Y9.0 billion ($81 million) from a change in interest from Monex Inc., an equity affiliate of Sony, following its business integration, by way of a share transfer, with Nikko Beans, Inc., and total gains of Y4.2 billion ($38 million) from the sale of stock and a change in interest in a subsidiary resulting from the initial public offering of So-net M3 Inc., a consolidated subsidiary of Sony Communications Network Corporation.

The effective tax rate during the quarter was 25.6% as compared to 23.4% for the same quarter of the previous fiscal year. The effective tax rate was lower than the statutory tax rate in Japan during the quarter primarily due to the use of foreign tax credit carryforwards against taxable income recorded in the U.S.

Equity in net income of affiliated companies of Y6.1 billion ($55 million) was recorded, a 109.6% increase from the same quarter of the previous fiscal year. Sony Ericsson Mobile Communications AB ("Sony Ericsson") contributed Y6.0 billion ($54 million) to equity in net income, a 50% increase from the same quarter of the previous year. In addition, equity in net income of affiliated companies for the second quarter of the current fiscal year reflects the two months of operating results for Sony BMG since its establishment. Mainly due to restructuring charges, an equity in net loss of Y1.4 billion ($12 million) was recorded from Sony BMG.

Net income, as a result, increased 61.6% compared to the same quarter of the previous fiscal year.

Remarks by Nobuyuki Idei, Chairman and Group CEO of Sony Corporation

We achieved increased operating income for our consolidated results for this second quarter, primarily due to a significant improvement in the profitability of our Pictures business. Net income also increased significantly, partly due to the contribution of equity in net income of affiliated companies, primarily that from Sony Ericsson.

With regard to the Electronics segment, in anticipation of the year-end sales season we are introducing competitive new products in such key categories as digital AV products, including our new line-up of flat panel televisions that are highly differentiated from those of our competitors. Within the Music segment, we saw the establishment in August of Sony BMG. This joint venture has already embarked on a process of restructuring, with the aim of improving profitability through enhanced management efficiencies and increased business size. Within the Pictures segment as well, Sony and our four consortium partners have entered into a definitive agreement for the purchase of Metro-Goldwyn-Mayer Inc. ("MGM").

Looking forward, we are working towards improved profitability by focusing strategic resources in key business areas, as well as making use of alliances with other companies.

Operating Performance Highlights by Business Segment

Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, known as Sony BMG, is 50% owned by each parent company. Under U.S. GAAP, Sony BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under "Equity in net income (loss) of affiliated companies."
In connection with the establishment of this joint venture, Sony's non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony's Electronics segment has now assumed responsibility for these businesses. Results for the same quarter of the previous fiscal year in the Electronics and Music segments have been restated to account for this reclassification.
In the Music segment, results for the second quarter of this fiscal year only include the results of Sony Music Entertainment Inc.'s ("SMEI") recorded music business for the month of July 2004, and the full quarter results of SMEI's music publishing business and Sony Music Entertainment (Japan) Inc. ("SMEJ"). However, results for the second quarter of the previous fiscal year in the Music segment include the consolidated results for SMEI's recorded music business for all three months of the quarter, as well as the full quarter results of SMEI's publishing business and SMEJ.

Electronics


                 (Billions of yen, millions of U.S. dollars)
                     Second quarter ended September 30
                          2003       2004       Change in      2004
                                                   Yen

  Sales and operating   Y1,243.8   Y1,213.3       -2.5%      $10,931
   revenue
  Operating income          43.2        7.2      -83.4            65


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 2.5% (1% increase on a local currency basis) due to a significant decline in intersegment sales to the Game segment primarily due to the outsourcing of PS2 game console production to third parties in China. On the other hand, sales to outside customers increased 0.7% compared to the same quarter of the previous fiscal year. There was an increase in sales of several products within the Electronics segment including digital still cameras and flat panel televisions, which both experienced increased unit sales in all geographic areas due to an expanding market; and LCD rear projection televisions, which saw increased unit sales especially in the U.S. However, CRT televisions, faced with a shift in demand towards flat panel televisions, experienced a decline in sales, as did portable audio due to intense competition.

Operating income decreased by Y36.0 billion, or 83.4% compared with the same quarter of the previous fiscal year. Although sales to outside customers increased, operating income decreased due to a deterioration in the cost of sales ratio as a result of falling prices, the appreciation of the yen, and an increase in restructuring charges. In addition, the effect of the reversal of certain previously provided patent related reserves in the same quarter of the previous fiscal year contributed to the decrease in operating income. With respect to products within the Electronics segment, the decrease in sales of portable audio and the decline in unit prices of DVD recorders, video cameras and flat panel televisions contributed to the decrease in operating income.

Inventory, as of September 30, 2004, was Y688.5 billion ($6,203 million), a Y126.4 billion, or 22.5%, increase compared with the level as of September 30, 2003 and a Y81.6 billion, or 13.4%, increase compared with the level as of June 30, 2004.

Note: In association with the business integration of Sony Group's semiconductor manufacturing businesses, it was decided to account for semiconductor manufacturing operations inventory, which was previously recorded in the Game segment, within the Electronics segment as of the quarter beginning July 1, 2004. (Regarding the integration of Sony Group's semiconductor manufacturing operations, please refer to note 6.)

Game

                 (Billions of yen, millions of U.S. dollars)
                     Second quarter ended September 30
                            2003     2004     Change in Yen    2004

  Sales and operating      Y161.3   Y119.6        -25.8%      $1,078
   revenue
  Operating income (loss)     2.2     (0.0)          -           (0)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 25.8% compared with the same quarter of the previous fiscal year (a 25% decrease on a local currency basis) due to a decrease in sales of hardware, despite an increase in sales of software.

During the current quarter, in preparation for the launch of the new PS2 model, a strategic curtailment of production shipments of the current model, with a reduction in inventory of components, caused production shipments and inventory for the PS2 to significantly decrease when compared to the same quarter of the previous fiscal year.

Hardware: In addition to a decline of PS2 unit sales in Japan, the U.S. and Europe as a result of the aforementioned reason, strategic price reductions of the PS2 in Japan, the U.S. and Europe resulted in a decline in hardware sales.

Software: Although unit sales of and revenue from PlayStation software decreased, this was more than offset by an increase in the unit sales and revenue of PS2 software, resulting in an overall increase in software sales. Although software sales revenue decreased in Japan, revenue in the U.S. and Europe increased.

A very small operating loss was recorded, compared to operating income of Y2.2 billion in the same quarter of the previous fiscal year, mainly due to a decrease in hardware sales, despite an increase in software sales revenue.

Worldwide hardware production shipments:*

  ---  PS2:    1.99 million units (a decrease of 6.79 million units)
  ---  PS one: 0.60 million units (a decrease of 0.36 million units)

Worldwide software production shipments:*

  ---  PS2:         56 million units (an increase of 12 million units)
  ---  PlayStation: 3 million units (a decrease of 7 million units)

*Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory, as of September 30, 2004, was Y53.4 billion ($481 million), a Y140.2 billion, or 72.4%, decrease compared with the level as of September 30, 2003 and a Y58.1 billion, or 52.1%, decrease compared with the level as of June 30, 2004. (Regarding inventory, please refer to the note in the above Electronics segment.)

Music

                (Billions of yen, millions of U.S. dollars)
                     Second quarter ended September 30
                           2003    2004    Change in Yen      2004

   Sales and operating    Y99.8   Y58.4        -41.5%           $526
    revenue
   Operating income        (5.9)    2.2           -               20
    (loss)

The amounts presented above are the sum of the yen-translated results of SMEI, a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of SMEJ, a Japan based operation which aggregates results in yen. In addition, please refer to the note at the top of page 3 regarding the establishment of Sony BMG.

Sales decreased 41.5% compared with the same quarter of the previous fiscal year. Of the Music segment's sales, 38% were generated by SMEI, and 62% were generated by SMEJ. As noted above, due to the establishment of the Sony BMG joint venture, recorded music sales at SMEI in this year's second quarter include only the month of July 2004 as compared to a full three months in the same quarter of the previous fiscal year. Therefore, SMEI's results are not comparable with results in prior quarters.

SMEJ: Sales increased 8% compared with the same quarter of the previous fiscal year mainly due to increased album and singles sales. Best selling albums during the quarter included Porno Graffitti's
PORNO GRAFFITTI BEST BLUE'S and PORNO GRAFFITTI BEST RED'S.

Operating income of Y2.2 billion ($20 million) was recorded during the quarter. Although both SMEI and SMEJ recorded improved operating results compared to the same quarter of the previous fiscal year, as noted above, SMEI's results are not comparable with results in prior quarters.

SMEJ: Operating income increased compared to the same quarter of the previous fiscal year mainly due to the higher sales noted above and lower selling, general and administrative expenses resulting from reduced advertising and promotion expenses and personnel costs.

Pictures

                (Billions of yen, millions of U.S. dollars)
                     Second quarter ended September 30
                               2003     2004      Change in    2004
                                                     Yen

   Sales and operating       Y187.4   Y191.7      + 2.3%     $1,727
    revenue
   Operating income (loss)     (4.6)    27.4          -         247

The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales increased 2.3% compared with the same quarter of the previous fiscal year (9% increase on a U.S. dollar basis). Sales, on a U.S. dollar basis, increased primarily due to higher theatrical, home entertainment and pay television revenues from motion picture product. Led by the excellent box office performance of Spider-Man 2, the current quarter's theatrical revenues were higher, despite fewer films being released in the current fiscal year's second quarter. Home entertainment revenues benefited from the films Hellboy and 13 Going on 30 while pay television benefited from the prior year titles Bad Boys II and S.W.A.T. Revenues from television product declined slightly as higher DVD revenues from television library product were offset by the absence of a large television syndication sale, similar to last year's second quarter syndication sale of The King of Queens.

Operating income of Y27.4 billion ($247 million) was recorded compared with an operating loss of Y4.6 billion in the same quarter of the previous fiscal year, an improvement of Y32 billion year-on-year. The current quarter received a substantial contribution from the strong results of Spider-Man 2 and lower marketing costs associated with the smaller film slate compared with the same quarter of the previous fiscal year, while results from the same quarter of the previous fiscal year included losses on certain films, most notably Gigli. The contribution from home entertainment and pay television revenues discussed above also contributed to the current quarter's operating income performance, offset slightly by the decrease in revenues from television product.

During the quarter, a consortium led by Sony Corporation of America ("SCA") and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, together with MGM, announced that they had entered into a definitive agreement under which the investor group will acquire MGM for $12.00 in cash per MGM share, plus the assumption of MGM's approximately $2.0 billion in debt for a total purchase price of approximately $4.9 billion. SCA will invest approximately $300 million and will be a minority investor. As part of this transaction, SPE will co-finance and produce new motion pictures with MGM as well as distribute MGM's existing film and television content through SPE's global distribution channels. Following the close of the transaction, MGM will continue to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles and will be accounted for by Sony under the equity method. The acquisition is subject to MGM shareholder approval as well as regulatory approvals.

Financial Services

                 (Billions of yen, millions of U.S. dollars)
                     Second quarter ended September 30
                            2003     2004     Change in Yen    2004

    Financial Services     Y154.4   Y125.9        -18.5%      $1,134
     revenue
    Operating income         11.3     14.9         +32.2         134


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial Services revenue decreased 18.5% to Y125.9 billion ($1,134 million) compared with the same quarter of the previous fiscal year, mainly due to a decrease in revenue at Sony Life. Revenue at Sony Life decreased by Y27.9 billion or 20.9% to Y105.9 billion ($954 million) compared with the same quarter of the previous fiscal year*. As of the third quarter beginning October 1, 2003, the method of recognizing insurance premiums received on certain products at Sony Life was changed from being recorded as revenues to being offset against the related provision for future insurance policy benefits. This change in revenue recognition method, which led to a decrease in revenue from insurance premiums, coupled with a deterioration in valuation gains and losses from investments, resulted in a decrease of revenue at Sony Life.

Operating income increased by Y3.6 billion or 32.2% to Y14.9 billion ($134 million) compared with the same quarter of the previous fiscal year, mainly due to the losses recorded in the same quarter of the previous fiscal year by Sony Finance International Inc. associated with reorganization proceedings commenced by Crosswave Communications Inc. under the Corporate Reorganization Law of Japan during that quarter, and due to an increase in operating income at Sony Life. Despite a deterioration in valuation gains and losses from investments in the general account, operating income at Sony Life increased by Y1.7 billion or 10.6% to Y17.6 billion ($159 million), mainly due to an increase in life insurance-in-force, and a decrease in the amount accrued to future benefit reserves. Overall, the amount accrued to future benefit reserves decreased due to a change in the valuation rates relating to the reserves for newly acquired policies, although there was a partial increase as a result of the introduction, from the first quarter of the current financial year, of a new accounting policy (see note 9)*.

*The Financial Services revenue and operating income at Sony Life are calculated on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis. The above mentioned change in revenue recognition method did not have an impact on results on a Japanese statutory basis.

Other

                (Billions of yen, millions of U.S. dollars)
                     Second quarter ended September 30
                                2003    2004    Change in Yen   2004

  Sales and operating revenue  Y64.2   Y61.6        -4.0%       $555
  Operating loss                (6.0)   (1.6)          -         (15)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 4.0% compared to the same quarter of the previous fiscal year. This was mainly the result of a decrease in intersegment sales at a Japanese subsidiary involved in the advertising agency business, in association with contract changes. However, sales increases were recorded at an animation production and marketing business and at an imported general merchandise retail business.

An operating loss of Y1.6 billion ($15 million) was recorded, representing an improvement of Y4.4 billion compared with the operating loss of Y6.0 billion recorded in the same quarter of the previous fiscal year. This improvement was mainly due to the reduction of fixed costs, primarily from business realignments at several businesses in the segment.

Operating Results for Major Affiliates Accounted for by the Equity
Method

The following operating results for significant companies accounted for by the equity method are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.

Sony Ericsson recorded sales for the quarter ended September 30, 2004 of Euro 1,678 million, representing a Euro 373 million or 29% increase compared to the same quarter of the previous fiscal year. Income before taxes was Euro 136 million and net income was Euro 90 million, which represent improvements of Euro 97 million (249%) and Euro 28 million (45%) respectively, when compared to the same quarter of the previous fiscal year. Higher sales, boosted by new mid and high-end GSM format products, and improved operational efficiency contributed to results. As a result, equity in net income of Y6.0 billion ($54 million) was recorded by Sony.

Sony BMG recorded sales revenue of $733 million, a loss before income taxes of $26 million, and a net loss of $25 million for the two months subsequent to the establishment of the joint venture as of August 1, 2004. Restructuring charges of $30 million are included in these operating results. As a result, equity in net loss of Y1.4 billion ($12 million) was recorded by Sony.

Cash Flow

The following charts show Sony's unaudited condensed statements of cash flow on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

Cash Flow - Consolidated (excluding Financial Services segment)

                (Billions of yen, millions of U.S. dollars)
                       Six months ended September 30
       Cash flow         2003      2004     Change in       2004
                                               Yen

   - From operating      Y0.3     Y35.0      Y +34.7           $315
      activities

   - From investing    (162.7)   (330.1)      -167.4         (2,973)
      activities

   - From financing      94.2     (25.6)      -119.8           (231)
      activities

     Cash and cash      438.5     592.9       +154.4          5,342
      equivalents at
      beginning of the
      fiscal year

     Cash and cash      352.0     290.1        -61.9          2,614
      equivalents as of
      September 30

Operating Activities: During the six months ended September 30, 2004, there was an increase in notes and accounts receivable, trade and an increase in inventory within the Electronics segment resulting from increased production in anticipation of the year-end sales season. However, as a result of an increase in notes and accounts payable, trade, in addition to net income, excluding depreciation and amortization, recorded primarily in the Pictures segment, as well as a decrease in inventory in the Game segment, operating activities generated more cash than was used.

Investing Activities: During the six months ended September 30, 2004, Sony made significant capital investments mainly concentrated in semiconductors, as well as investments associated with an amorphous TFT LCD panel manufacturing joint venture (named S-LCD Corporation) established with Samsung Electronics Co., Ltd.

As a result, the total amount of cash flow from operating activities and from investing activities was a use of cash of Y295.1 billion
($2,658 million).

Financing Activities: During the six months ended September 30, 2004, financing was carried out through the issuance of commercial paper. Sony also redeemed a portion of its long-term debt.

Cash and Cash Equivalents: In addition to the aforementioned information, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, decreased Y302.8 billion to Y290.1 billion ($2,614 million) as of September 30, 2004, compared to March 31, 2004.

Cash Flow - Financial Services segment



                (Billions of yen, millions of U.S. dollars)
                       Six months ended September 30
       Cash flow         2003      2004     Change in       2004
                                               Yen

   - From operating     Y150.0     Y83.6       Y-66.4        $753
      activities

   - From investing     (213.1)   (344.7)      -131.5      (3,105)
      activities

   - From financing       74.7     164.3        +89.7       1,480
      activities

     Cash and cash       274.5     256.3        -18.2       2,309
      equivalents at
      beginning of the
      fiscal year

     Cash and cash      286.1     159.5       -126.5        1,437
      equivalents as of
      September 30

Operating Activities: Operating activities generated more cash than was used due to an increase in income from insurance premiums and other, reflecting an increase in insurance-in-force.

Investing Activities: As the result of the aforementioned increase in income from insurance premiums, and given higher interest rates, increased investment, particularly in domestic bonds, was carried out causing payments for investments and advances to exceed proceeds from sales of securities investments, maturities of marketable securities and collections of advances.

Financing Activities: In addition to the increase in policy holders' accounts at Sony Life, and factors including an increase in the number of accounts, deposits from customers in the banking business increased.

Cash and Cash Equivalents: As a result of the above, cash and cash equivalents decreased Y96.8 billion to Y159.5 billion ($1,437 million) as of September 30, 2004 compared to March 31, 2004.

Notes

Note I: During the second quarter ended September 30, 2004, the average value of the yen was Y108.9 against the U.S. dollar and Y132.8 against the euro, which was 7.0% higher against the U.S. dollar and 1.6% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Outlook for the Fiscal Year ending March 31, 2005

Sony's forecast for consolidated operating results for the fiscal year ending March 31, 2005 has been revised as per the table below (refer to note on page 3 and explanations below):

                                  Current     Change from         July
                                 Forecast   previous year     Forecast

 Sales and                  Y7,350 billion     - 2%     Y7,550 billion
  operating revenue
 Operating income              160 billion     +62         160 billion
 Income before income taxes    170 billion     +18         160 billion
 Net income                    110 billion     +24         100 billion

Restructuring charges, as operating expenses, of approximately Y110 billion are included in the above forecast (the July forecast was approximately Y130 billion).

Assumed foreign currency exchange rates for the second half of the fiscal year: approximately Y105 to the U.S. dollar, and approximately Y125 to the Euro.

Our forecast for sales and operating revenue reflects the fact that, due to the establishment of Sony BMG, as of August 2004, SMEI's recorded music business, previously recorded in the Music segment, is no longer recorded in consolidated sales and operating revenue (please refer to the note at the top of page 3). Our forecast for operating income remains unchanged, as although restructuring charges are expected to decrease as shown above, the forecast takes into account both the aforementioned establishment of Sony BMG, and the anticipated difficult business environment for the second half of the fiscal year, primarily in the Electronics segment. The forecast for income before income taxes and net income takes into account the recording of a gain resulting from a change in equity interest following the business integration of Monex, Inc., an equity affiliate of Sony, and Nikko Beans, Inc., and the gain from the sale of subsidiaries' stock and subsequent change in equity interest resulting from the initial public offering of So-net M3 Inc., a consolidated subsidiary of Sony Communications Network Corporation (please refer to the description regarding Income before Income Taxes).

There has been no change to our forecast, as of July 28, 2004, for capital expenditures, depreciation and amortization or research and development costs.


                                          Forecast       Change from
                                                       previous year

 Capital expenditures                  Y410 billion               +8%
  (additions to fixed assets)
 Depreciation and amortization*         370 billion               +1
 (Depreciation expenses                (290 billion)             (+1)
  for tangible assets)
 * Including amortization of intangible assets and amortization of deferred insurance acquisition costs.
 Research and development expenses     550 billion               +7

As of September 30, 2004, Sony had deferred tax assets on tax loss carry forwards in relation to Japanese local income taxes totaling Y89.3 billion. However, there is a possibility that, depending on future operating performance, Sony may establish a valuation allowance against part or all of its deferred tax assets that would be charged to income as an increase in tax expense. On the other hand, as of September 30, 2004, the U.S. subsidiaries of Sony had valuation allowances of Y91.8 billion against deferred tax assets for U.S. federal and certain state taxes. However, there is a possibility that, depending on future operating performance, as early as during the fiscal year ending March 31, 2005, Sony may reverse part of the valuation allowances that would be recognized into income as a reduction to tax expense.

However, it should be noted that the forecast above does not include the possibility of the establishment of a valuation allowance against deferred tax assets in Japan, or the possibility of the reversal of valuation allowances against deferred tax assets in the U.S.

For your reference, further details about valuation allowances against deferred tax assets can be found under the "Deferred tax asset valuation" section of "Critical Accounting Policies" in Item 5. Operating and Financial Review and Prospects of Sony Corporation's Form 20-F for the fiscal year ended March 31, 2004.

URL:http://www.sec.gov/Archives/edgar/data/313838/000114554904000801/
0001145549-04-000801-index.htm

Cautionary Statement

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to
(i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics, Music and Pictures segments; (v) Sony's ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) the success of Sony's joint ventures and alliances; and (viii) the risk of being unable to obtain regulatory or shareholder approval to successfully complete the acquisition of MGM. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.


 Business Segment Information (Unaudited)

     (Millions of yen, millions of U.S. dollars)

                              Three months ended September 30
  Sales and                 2003           2004      Change     2004
   operating revenue

  Electronics
   Customers         Y 1,172,710     Y 1,181,030      +0.7%  $ 10,640
   Intersegment           71,109          32,297                  291
   Total               1,243,819       1,213,327      -2.5     10,931

  Game
   Customers             155,752         114,874     -26.2      1,035
   Intersegment            5,534           4,771                   43
   Total                 161,286         119,645     -25.8      1,078

  Music
   Customers              91,838         51,057      -44.4        460
   Intersegment            7,938          7,347                    66
   Total                  99,776         58,404      -41.5        526

  Pictures
   Customers             187,410        191,742       +2.3      1,727
   Intersegment                0              0                     0
   Total                 187,410        191,742       +2.3      1,727

  Financial
   Services
   Customers             147,785        119,643      -19.0      1,078
   Intersegment            6,629          6,219                    56
   Total                 154,414        125,862      -18.5      1,134

  Other
   Customers              41,524         43,926       +5.8        396
   Intersegment           22,626         17,677                   159
   Total                  64,150         61,603       -4.0        555

  Elimination           (113,836)       (68,311)         -       (615)
   Consolidated      Y 1,797,019    Y 1,702,272       -5.3%  $ 15,336
    total

Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.

 Operating income        2003         2004       Change       2004
  (loss)

   Electronics        Y 43,180      Y 7,186       -83.4%       $ 65
   Game                  2,184          (11)          -           0
   Music                (5,891)       2,173           -          20
   Pictures             (4,620)      27,418           -         247
   Financial            11,256       14,881       +32.2         134
   Services
   Other                (5,999)      (1,621)          -         (15)
   Total                40,110       50,026       +24.7         451

   Unallocated          (6,896)      (6,641)          -         (60)
    corporate
    expenses and
    elimination
   Consolidated       Y 33,214     Y 43,385       +30.6%      $ 391
    total

Commencing April 1, 2004, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (See Notes 5 and 6).



                           (Millions of yen, millions of U.S. dollars)
                               Six months ended September 30
  Sales and               2003           2004       Change    2004
   operating revenue
    Electronics
      Customers    Y 2,235,228    Y 2,286,090        +2.3%  $ 20,595
      Intersegment     135,285         52,409                    473
      Total          2,370,513      2,338,499        -1.4     21,068

    Game
      Customers        276,084        214,935       -22.1      1,936
      Intersegment      10,448         10,075                     91
      Total            286,532        225,010       -21.5      2,027

    Music
      Customers        178,109        139,314       -21.8      1,255
      Intersegment      16,041         14,227                    128
      Total            194,150        153,541       -20.9      1,383

    Pictures
      Customers        338,541        339,933        +0.4      3,063
      Intersegment           0              0                      0
      Total            338,541        339,933        +0.4      3,063

    Financial
    Services
      Customers        290,754        247,349       -14.9      2,228
      Intersegment      13,307         12,137                    110
      Total            304,061        259,486       -14.7      2,338

    Other
      Customers         82,083         86,789        +5.7        783
      Intersegment      44,404         34,245                    308
      Total            126,487        121,034        -4.3      1,091

    Elimination       (219,485)      (123,093)          -     (1,110)
    Consolidated   Y 3,400,799    Y 3,314,410        -2.5%  $ 29,860
     total

Electronics intersegment amounts primarily consist of transactions with the Game business.
Music intersegment amounts primarily consist of transactions with the Game and Pictures businesses.
Other intersegment amounts primarily consist of transactions with the Electronics business.

 Operating income         2003           2004       Change    2004
  (loss)

  Electronics         Y 58,014       Y 15,742       -72.9%   $ 142
  Game                   3,945         (2,892)          -      (26)
  Music                (12,957)          (552)          -       (5)
  Pictures              (7,017)        31,519           -      284
  Financial             25,303         25,284        -0.1      228
  Services
  Other                 (2,609)        (2,403)          -      (22)
  Total                 64,679         66,698        +3.1      601

  Unallocated          (14,793)       (13,539)          -     (122)
   corporate expenses
   and elimination
  Consolidated        Y 49,886       Y 53,159        +6.6%   $ 479
   total

Commencing April 1, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (See Notes 5 and 6).

Electronics Sales and Operating Revenue to Customers by Product
Category


                           (Millions of yen, millions of U.S. dollars)
                            Three months ended September 30
  Sales and           2003             2004        Change     2004
   operating
   revenue
  Audio          Y 171,387        Y 147,025    -14.2%     $  1,324
  Video            216,643          245,876    +13.5         2,215
  Televisions      215,900          218,881     +1.4         1,972
  Information and  206,346          181,712    -11.9         1,637
   Communications
  Semiconductors    64,559           74,992    +16.2           676
  Components       158,636          160,381     +1.1         1,445
  Other            139,239          152,163     +9.3         1,371
  Total        Y 1,172,710      Y 1,181,030     +0.7%     $ 10,640


                            Six months ended September 30
  Sales and          2003             2004        Change     2004
   operating
   revenue
  Audio          Y 323,779       Y 281,411        -13.1%  $ 2,535
  Video            441,091         497,081        +12.7     4,478
  Televisions      403,858         416,042         +3.0     3,748
  Information and  394,487         355,755         -9.8     3,205
   Communications
  Semiconductors   117,614         141,902        +20.7     1,278
  Components       294,478         312,091         +6.0     2,812
  Other            259,921         281,808         +8.4     2,539
  Total        Y 2,235,228     Y 2,286,090         +2.3%  $20,595

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on pages F-1 and F-2. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing April 1, 2004, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been restated. (See Note 7)


Geographic Segment Information (Unaudited)

                     (Millions of yen, millions of U.S. dollars)
                            Three months ended September 30
  Sales and           2003            2004        Change     2004
   operating
   revenue
   Japan         Y 536,588       Y 490,764         -8.5%  $ 4,421
   United States   517,994         457,670        -11.6     4,123
   States
   Europe          377,410         360,270         -4.5     3,246
   Other Areas     365,027         393,568         +7.8     3,546
   Total       Y 1,797,019     Y 1,702,272         -5.3% $ 15,336

                             Six months ended September 30
  Sales and           2003            2004        Change     2004
   operating
   revenue
   Japan       Y 1,047,857       Y 975,396         -6.9%  $ 8,787
   Unites States   977,723         875,966        -10.4     7,892
   Europe          724,208         735,603         +1.6     6,627
   Other Areas     651,011         727,445        +11.7     6,554
   Total       Y 3,400,799     Y 3,314,410         -2.5%  $29,860

 Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.


 Consolidated Statements of Income (Unaudited)

 (Millions of yen, millions of U.S. dollars, except per share amounts)
                              Three months ended September 30
                          2003          2004       Change       2004
  Sales and                                         %
   operating revenue:
   Net sales       Y 1,637,706   Y 1,568,026                $ 14,126
   Financial           147,785       119,643                   1,078
    service
    revenue
   Other                11,528        14,603                     132
    operating
    revenue
                     1,797,019     1,702,272        -5.3      15,336

  Costs and
   expenses:
   Cost of           1,209,126     1,184,124                  10,668
    sales
   Selling,            413,483       361,683                   3,258
    general
    and administrative
   Financial           132,474       105,216                     948
    service expenses
   Loss on               8,722         7,864                      71
    sale, disposal
    or impairment
    of assets, net
                     1,763,805     1,658,887                  14,945

  Operating income      33,214        43,385       +30.6         391

  Other income:
    Interest and         3,903         3,109                      28
     dividends
    Royalty             10,802        11,458                     103
     income
    Foreign              2,065             -                       -
     exchange
     gain, net
    Gain on              2,870         1,337                      12
     sale of
     securities
     investments, net
    Gain on                 -        13,188                      119
     change in
     interest
     in subsidiaries
     and equity
     investee
    Other               7,443         5,834                       53

                       27,083        34,926                      315
  Other expenses:
    Interest           7,319         7,031                        64
    Loss on            1,139         1,382                        12
     devaluation
     of securities
     investments

    Foreign                -           251                         2
     exchange
     loss, net
    Other              7,780         6,386                        58

                      16,238        15,050                       136

  Income before       44,059        63,261        +43.6          570
   income taxes

     Income           10,301        16,203                       146
      taxes

  Income before       33,758        47,058        +39.4          424
   minority interest,
   equity in net
   income of
   affiliated
   companies and
   cumulative effect
   of an accounting
   change

    Minority           1,627          (49)                       (0)
     interest
     in income
     (loss) of
     consolidated
     subsidiaries

    Equity in          2,912         6,103                       55
     net income
     of affiliated
     companies

  Income before       35,043        53,210       +51.8          479
   cumulative effect
   of an accounting
   change

    Cumulative        (2,117)            -                        -
     effect of
     an accounting
     change
     (2003: Net
     of income
     taxes of
     Y0 million)

  Net income        Y 32,926      Y 53,210        +61.6       $ 479

  Per share data:
    Common stock
     Income before
      cumulative
      effect of an
      accounting change
          - Basic    Y 37.99           Y -                      $ -
          - Diluted    35.60             -                        -
     Net income
          - Basic      35.69         57.50       +61.1         0.52
          - Diluted    33.48         53.76       +60.6         0.48
    Subsidiary
     tracking stock
     Net income
     (loss)
          - Basic      (9.99)         4.25           -         0.04


 (Millions of yen, millions of U.S. dollars, except per share amounts)
                               Six months ended September 30
                          2003          2004       Change       2004
  Sales and                                         %
  operating revenue:
    Net sales      Y 3,086,928   Y 3,039,147                 $ 27,380
    Financial          290,754       247,349                    2,228
    service revenue
    Other               23,117        27,914                      252
     operating
     revenue
                     3,400,799     3,314,410       -2.5        29,860
  Costs and
   expenses:
    Cost of          2,268,278     2,287,395                   20,607
     sales
    Selling,           817,788       738,620                    6,654
     general
     and administrative
    Financial          261,500       222,510                    2,005
     service
     expenses
    Loss on              3,347        12,726                      115
     sale, disposal
     or impairment
     of assets, net
                         3,350,913     3,261,251               29,381

  Operating income          49,886        53,159    +6.6          479

  Other income:
    Interest and            10,031         8,090                   73
     dividends
    Royalty income          18,184        17,119                  154
    Foreign exchange         1,193             -                    -
     gain, net
    Gain on                 11,396         2,026                   18
     sale of securities
     investments, net
    Gain on                      -        13,495                  122
     change in
     interest in
     subsidiaries and
     equity investee
    Other                   20,294        12,683                  114
                            61,098        53,413                  481
  Other expenses:
    Interest                13,474        14,558                  131
    Loss on                  1,639         2,313                   21
     devaluation
     of securities
     investments

    Foreign                      -         5,934                   53
     exchange
     loss, net
    Other                   16,041        13,892                  125

                            31,154        36,697                  330

  Income before             79,830        69,875   -12.5          630
   income taxes

    Income taxes            35,685        14,361                  130

  Income before             44,145        55,514   +25.8          500
   minority interest,
   equity in net
   income (loss) of
   affiliated
   companies and
   cumulative effect
   of an accounting
   change

     Minority                1,166           572                    5
      interest
      in income
      of consolidated
      subsidiaries

     Equity in              (6,815)       26,245                  236
      net income
      (loss) of
      affiliated
      companies

  Income before             36,164        81,187   +124.5         731
   cumulative effect
   of an accounting
   change

     Cumulative             (2,117)       (4,713)                (42)
      effect of
      an accounting
      change (2003:
     Net of income
      taxes of
      Y0 million)
      (2004: Net
      of income
      taxes of Y2,675
      million)

  Net income               Y 34,047      Y 76,474  +124.6      $ 689

  Per share data:
     Common stock
      Income before
       cumulative
       effect of an
       accounting change
      - Basic               Y 39.26       Y 87.70  +123.4     $ 0.79
      - Diluted               37.33         82.29  +120.4       0.74
      Net income
      - Basic                 36.97         82.61  +123.5       0.74
      - Diluted               35.22         77.58  +120.3       0.70
     Subsidiary tracking
       stock
      Net income (loss)
      - Basic                (17.96)        18.12               0.16

Additional Paid-in Capital and Retained Earnings (Unaudited)

The following information shows change in additional paid-in capital for the six months ended September 30, 2003 and 2004 and change in retained earnings for the six months ended September 30, 2003 and 2004.
Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

                          (Millions of yen, millions of U.S. dollars)
                                Six months ended September 30
                            2003             2004           2004

  Additional Paid-in Capital:
   Balance,            Y 984,196        Y 992,817        $ 8,944
     beginning of year
   Conversion              3,984               26              0
     of convertible
     bonds
   Exchange offerings      5,409                -              -
   Reissuance               (409)            (342)            (3)
    of treasury stock
   Balance             Y 993,180        Y 992,501        $ 8,941
    as of September 30


                           (Millions of yen, millions of U.S. dollars)
                                  Six months ended September 30
                            2003             2004            2004
  Retained Earnings:
   Balance,          Y 1,301,740      Y 1,367,060        $ 12,316
    beginning of year
   Net income             34,047           76,474             689
   Cash dividends        (11,578)         (11,573)           (104)
   Reissuance                  -             (237)             (3)
    of treasury
    stock
   Common                    (28)              (5)             (0)
    stock issue costs,
    net of tax
   Balance           Y 1,324,181      Y 1,431,719        $ 12,898
    as of September 30


                             Consolidated Balance Sheets (Unaudited)
                           (Millions of yen, millions of U.S. dollars)

                       September 30  March 31 September 30 September 30
                               2003      2004         2004        2004
 ASSETS
 Current assets:
  Cash and cash        Y    638,037  Y 849,211   Y  449,626    $ 4,051
   equivalents
  Time deposits               7,307      4,662        3,325         30
  Marketable
   securities               264,997    274,748      533,373      4,805
  Notes and accounts
   receivable, trade      1,178,387  1,123,863    1,133,252     10,209
  Allowance for doubtful    (94,081)  (112,674)     (76,966)      (693)
  accounts and sales
   returns
  Inventories               798,448    666,507      781,361      7,039
  Deferred income taxes     132,105    125,532      128,595      1,159
  Prepaid expenses and      559,220    431,506      463,670      4,177
   and other current assets
                          3,484,420  3,363,355    3,416,236     30,777

 Film costs                 280,535    256,740      270,090      2,433

 Investments and advances:
  Affiliated companies       78,511     86,253      252,966      2,279
 Securities investments  2,129,524  2,426,697    2,410,396     21,715
  and other
                          2,208,035  2,512,950    2,663,362     23,994
 Property, plant
  and equipment:
  Land                      195,996    189,785      186,168      1,677
  Buildings                 950,570    930,983      929,142      8,371
  Machinery and equipment 2,070,117  2,053,085    2,096,564     18,888
  Construction in progress   70,764     98,480      144,570      1,302
  Less-Accumulated       (1,929,498)(1,907,289) (1,973,005)    (17,775)
   depreciation
                          1,357,949  1,365,044   1,383,439      12,463
 Other assets:
  Intangibles, net          251,525    248,010     208,251       1,876
  Goodwill                  288,805    277,870     274,662       2,474
  Deferred insurance        335,762    349,194     366,983       3,306
   acquisition costs
  Deferred income taxes     237,444    203,203     177,973       1,603
  Other                     460,386    514,296     492,160       4,436
                          1,573,922  1,592,573   1,520,029      13,695
                       Y  8,904,861 Y9,090,662 Y 9,253,156  $   83,362

  LIABILITIES AND STOCKHOLDERS'EQUITY
  Current liabilities:

  Short-term           Y    240,279 Y   91,260 Y   158,151  $    1,425
   borrowings
  Current portion of         41,823    383,757     452,986       4,081
   long-term debt
  Notes and accounts        961,122    778,773     826,719       7,448
    payable, trade
  Accounts payable,         812,872    812,175     731,145       6,587
   other and accrued
   expenses
  Accrued income and         92,483     57,913      42,968         387
   other taxes
  Deposits from customers   319,301    378,851     451,231       4,065
   in the banking business
  Other                     365,779    479,486     371,978       3,351
                          2,833,659  2,982,215   3,035,178      27,344
 Long-term liabilities:
  Long-term debt            877,297    777,649     677,262       6,101
  Accrued  pension and      518,940    368,382     325,664       2,934
   severance costs
  Deferred income taxes      79,588     96,193      67,470         608
  Future insurance        2,050,004  2,178,626   2,314,369      20,850
   policy benefits
   and other
  Other                     253,665    286,737     267,809       2,413
                          3,779,494  3,707,587   3,652,574      32,906

  Minority interest in       19,219     22,858      24,171         218
  consolidated subsidiaries

 Stockholders' equity:
  Capital stock             480,262    480,267     480,293       4,327
  Additional paid-in        993,180    992,817     992,501       8,941
   capital
  Retained earnings       1,324,181  1,367,060   1,431,719      12,898
  Accumulated other        (517,012)  (449,959)   (357,467)     (3,220)
   comprehensive
   income
  Treasury stock, at         (8,122)   (12,183)     (5,813)        (52)
   cost
                          2,272,489  2,378,002   2,541,233      22,894
                       Y  8,904,861 Y9,090,662 Y 9,253,156   $  83,362


                     Consolidated Statements of Cash Flows (Unaudited)
                           (Millions of yen, millions of U.S. dollars)
                                    Six months ended September 30
                                    2003         2004         2004
  Cash flows from operating
   activities:
  Net income                    Y 34,047     Y 76,474        $ 689
  Adjustments to
   reconcile net income to net
   cash provided by operating
   activities
  Depreciation                   171,701       176,704       1,592
   and amortization, including
   amortization of deferred
   insurance acquisition costs
  Amortization                   134,955       127,305       1,147
   of film costs
  Accrual for                     25,462        11,269         102
   pension and severance costs,
   less payments
  Loss on sale,                    3,347        12,726         115
   disposal or impairment of
   assets, net
  Gain on sales                  (11,396)       (2,026)       (18)
   of securities investments,
   net
  Gain on                              -       (13,495)      (122)
   change in interest in
   subsidiaries and equity
   investee
  Deferred                        11,079       (11,274)      (102)
   income taxes
  Equity in net                    7,661       (25,661)      (231)
   (income) loss of affiliated
   companies, net of dividends
  Cumulative                       2,117         4,713          42
   effect of an accounting
   change
  Changes in
   assets and liabilities:
    Increase                    (114,906)      (43,346)       (391)
     in notes and accounts
     receivable, trade
    Increase                    (192,568)     (109,507)       (987)
     in inventories
    Increase                    (139,596)     (127,647)     (1,150)
     in film costs
    Increase                     271,137        48,286         435
     in notes and accounts
     payable, trade
    Decrease                     (13,148)      (13,669)       (123)
     in accrued income and other
     taxes
    Increase                     135,594        63,841         575
     in future insurance policy
     benefits and other
    Increase                     (32,046)      (32,597)       (294)
     in deferred insurance
     acquisition costs
    Increase                           -       (16,270)       (146)
     in marketable securities
     held in the financial
     service business for
     trading purpose
    Increase                     (161,025)     (47,262)       (426)
     in other current assets
    Decrease                       (4,326)     (20,970)       (189)
     in other current liabilities
  Other                            12,676       54,313         490

     Net cash provided by         140,765      111,907       1,008
       operating activities

  Cash flows from investing
   activities:
  Payments for purchases         (199,503)     (251,558)     (2,266)
   of fixed assets
  Proceeds from sales of           22,413        18,397         166
   fixed assets
  Payments for                   (586,618)     (723,732)     (6,520)
   investments and advances by
   financial service business
  Payments for                    (22,380)     (136,082)     (1,226)
   investments and advances
   (other than financial
   service business)
  Proceeds from                   391,239       401,202       3,614
   maturities of marketable
   securities, sales of
   securities investments and
   collections of advances by
   financial service business
  Proceeds from                    18,339        19,973         180
   maturities of marketable
   securities, sales of
   securities investments and
   collections of advances
   (other than financial service
   business)
  (Increase) decrease in           (3,902)        1,046           9
   time deposits
  Cash assumed upon                 3,634             -           -
   acquisition by stock
   exchange offering

       Net cash used in          (376,778)     (670,754)     (6,043)
        investing
        activities

  Cash flows from financing
   activities:
  Proceeds from issuance            2,326         9,589          86
   of long-term debt
  Payments of long-term            (6,426)      (53,511)       (482)
   debt
  Increase in short-term          111,355        31,221         281
   borrowings
  Increase in deposits             70,369       129,335       1,165
   from customers in the
   financial service business
  Dividends paid                  (11,552)      (11,441)       (103)
  Other                            13,316        36,165         327

       Net cash provided by       179,388       141,358       1,274
        financing activities

  Effect of exchange rate         (18,396)       17,904         161
   changes on cash and cash
   equivalents

  Net decrease in cash and        (75,021)     (399,585)     (3,600)
   cash equivalents
  Cash and cash equivalents at    713,058       849,211       7,651
   beginning of the fiscal
   year

  Cash and cash equivalents at  Y 638,037     Y 449,626     $ 4,051
   September 30


(Notes)

1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y111 = U.S. $1, the approximate
Tokyo foreign exchange market rate as of September 30, 2004.

2. As of September 30, 2004, Sony had 918 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to 57 affiliated companies.

3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary's subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony's net income for the period.

Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months and six months ended
September 30, 2003 and 2004 mainly resulted from convertible bonds.

  Weighted-average shares             (Thousands of shares)
                                 Three months ended September 30
                                      2003                 2004
  Income before cumulative
  effect of an accounting
  change and net income
       - Basic                      923,326                 925,227
       - Diluted                  1,000,749               1,000,494


  Weighted-average shares             (Thousands of shares)
                                  Six months ended September 30
                                      2003                 2004
  Income before cumulative
  effect of an accounting
  change and net income
       - Basic                      922,537                 925,091
       - Diluted                  1,000,507               1,000,404

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and six months ended September 30, 2003 and 2004 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the three months and six months ended September 30, 2003 and 2004 were as follows:

                        (Millions of yen, millions of U.S. dollars)
                  Three months ended           Six months ended
                      September 30               September 30
                2003      2004    2004       2003      2004     2004

  Net        Y 32,926  Y 53,210  $ 479   Y 34,047  Y 76,474    $ 689
   income
  Other
   comprehensive
   income
   (loss):
  Unrealized   12,863     2,649     24      29,881  (12,514)    (113)
   gains
   (losses)
   on securities
  Unrealized    5,548      (151)    (1)      6,194   (2,413)     (22)
   gains
   (losses)
   on
   derivative
   instruments
  Minimum       1,234     21,316   192       (2,984)  20,953     189
   pension
   liabilities
   adjustments
  Foreign    (105,806)    56,243   506      (78,125)  86,466     779
   currency
   translation
   adjustments

              (86,161)    80,057   721      (45,034)  92,492     833

  Compre-
   hensive    Y(53,235)  Y133,267 $1,200    Y(10,987) Y168,966 $1,522
   income
   (loss)

5. As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to "Other" category in the Electronics segment. Results for the same period of the previous year in the Electronics and Music segments have been restated to conform to the presentation for this year.

6. In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment's semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the "Semiconductor" category in the Electronics segment.

The results for the same period of the previous fiscal year have not been restated as such comparable figures cannot be practicably obtained given that it was not operated as a separate line of business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony's semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

7. Commencing April 1, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been reclassified. The primary changes are as follows:

 Main Product  Previous Product Category     New Product Category

 AIWA          "Other"                       "Audio" or "Video"
                                             or "Televisions"
 Set-top box   "Video"                       "Televisions"

8. In January 2003, the FASB issued FASB Interpretation ("FIN") No.46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletins ("ARB") No.51", and the revised FIN No.46 was issued in December 2003. This interpretation addresses consolidation by a primary beneficiary of a variable interest entity ("VIE"). FIN No.46 is effective immediately for all new VIEs created or acquired after January 31, 2003. Sony has not entered into any new arrangements with VIEs on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, Sony adopted FIN No.46 on July 1, 2003. As a result of the adoption of FIN No.46, Sony recognized Y2,117 million of loss as the cumulative effect of accounting change. Additionally, Sony's assets and liabilities increased as non-cash transactions, which resulted in no cash flows, by Y95,255 million and Y97,950 million, respectively, as well as cash and cash equivalents of Y1,521 million.

9.      Adoption of New Accounting Standards

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP03-1, Sony's operating income decreased by Y2,248 million ($20 million) and Y3,216 million ($29 million) for the three months and six months ended September 30, 2004, respectively. Additionally, on April 1, 2004, Sony recognized Y4,713 million ($42 million) of loss (net of income taxes of Y2,675 million) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in "Security investments and other" on the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the separate account assets are now treated as general accounts and included in "Marketable securities" on the consolidated balance sheet.

Other Consolidated Financial Data

                       (Millions of yen, millions of U.S. dollars)
                           Three months ended September 30
                        2003             2004   Change         2004

  Capital        Y     90,016    Y     90,051    +0.0%    $     811
   expenditures
   (additions
   to property,
   plant and
   equipment)
  Depreciation         87,424          91,173    +4.3           821
   and
   amortization
   expenses*
  (Depreciation       (70,120)        (72,579)  (+3.5)         (654)
   expenses for
   tangible
   assets)
  Research and        136,191         127,018    -6.7         1,144
   development
   expenses

                            Six months ended September 30
                        2003             2004   Change         2004

  Capital        Y    171,033    Y    178,122    +4.1%    $   1,605
   expenditures
   (additions
   to property,
   plant and
   equipment)
  Depreciation        171,701         176,704    +2.9         1,592
   and
   amortization
   expenses*
  (Depreciation      (135,756)       (141,486)  (+4.2)       (1,275)
   expenses
   for
   tangible
   assets)
  Research            250,355         250,600    +0.1         2,258
   and
   development
   expenses


* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Condensed Financial Services Financial Statements (Unaudited)
The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.

     Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

                       (Millions of yen, millions of U.S. dollars)
  Condensed               Three months ended September 30
   Statements
   of Income

  Financial            2003           2004    Change            2004
   Services                                        %

  Financial    Y     154,414   Y     125,862   -18.5     $     1,134
   service
   revenue
  Financial          143,158         110,981   -22.5           1,000
   service
   expenses
  Operating           11,256          14,881   +32.2             134
   income
  Other                 (102)          8,955       -              81
   income
   (expenses),
   net
  Income              11,154          23,836  +113.7             215
   before
   income
   taxes
  Income               2,808           9,632  +243.0              87
   taxes and
   other
  Net income   Y       8,346   Y      14,204   +70.2     $       128


                       (Millions of yen, millions of U.S. dollars)
                          Three months ended September 30
  Sony                 2003           2004    Change           2004
   without                                         %
  Financial
   Services

  Net sales    Y   1,651,008   Y   1,584,969    -4.0     $    14,279
   and
   operating
   revenue
  Costs and        1,629,016       1,556,733    -4.4          14,025
   expenses
  Operating           21,992          28,236   +28.4             254
   income
  Other               20,304          17,688   -12.9             160
   income
   (expenses),
   net
  Income              42,296          45,924    +8.6             414
   before
   income
   taxes
  Income               6,222             418   -93.3               4
   taxes and
   other
  Income              36,074          45,506   +26.1             410
   before
   cumulative
   effect of
   an
   accounting
   change
  Cumulative          (2,117)              -       -               -
   effect of
   an
   accounting
   change
  Net          Y      33,957   Y      45,506   +34.0     $       410
   income

                      (Millions of yen, millions of U.S. dollars)
                           Three months ended September 30

  Consolidated         2003           2004    Change           2004
                                                   %
  Financial    Y     147,785   Y     119,643   -19.0     $     1,078
   service
   revenue
  Net sales        1,649,234       1,582,629    -4.0          14,258
   and
   operating
   revenue
                   1,797,019       1,702,272    -5.3          15,336

  Costs and        1,763,805       1,658,887    -5.9          14,945
   expenses
  Operating           33,214          43,385   +30.6             391
   income
  Other income        10,845          19,876   +83.3             179
   (expenses),
   net
  Income              44,059          63,261   +43.6             570
   before
   income taxes
  Income taxes         9,016          10,051   +11.5              91
   and other
  Income              35,043          53,210   +51.8             479
   before
   cumulative
   effect of an
   accounting
   change
  Cumulative          (2,117)              -       -               -
   effect of an
   accounting
   change
  Net income   Y      32,926   Y      53,210   +61.6     $       479


                     (Millions of yen, millions of U.S. dollars)
  Condensed                Six months ended September 30
   Statements
   of Income

  Financial            2003           2004    Change            2004
   Services                                        %

  Financial    Y     304,061   Y     259,486   -14.7     $     2,338
   service
   revenue
  Financial          278,758         234,202   -16.0            2,110
   service
   expenses
  Operating           25,303          25,284    -0.1              228
   income
  Other                  (88)          8,893       -               80
   income
   (expenses),
   net
  Income              25,215          34,177   +35.5              308
   before
   income
   taxes
  Income               9,866          13,458   +36.4              122
   taxes and
   other
  Income              15,349          20,719   +35.0              186
   before
   cumulative
   effect of
   an
   accounting
   change
  Cumulative               -          (4,713)      -              (42)
   effect of
   an
   accounting
   change
  Net income   Y      15,349   Y      16,006    +4.3     $        144

                          (Millions of yen, millions of U.S. dollars)
                           Six months ended September 30
  Sony             2003             2004        Change       2004
   without                                          %
   Financial
   Services

  Net sales    Y   3,113,826   Y   3,071,378    -1.4     $     27,670
   and
   operating
   revenue
  Costs and        3,088,978        3,043,660    -1.5          27,420
   expenses
  Operating           24,848           27,718   +11.6             250
   income
  Other               39,159           14,479   -63.0             130
   income
   (expenses),
   net
  Income              64,007           42,197   -34.1             380
   before
   income
   taxes
  Income              33,910          (24,771)      -            (223)
   taxes and
   other
  Income              30,097           66,968  +122.5             603
   before
   cumulative
   effect of
   an
   accounting
   change
  Cumulative          (2,117)               -       -               -
   effect of
   an
   accounting
   change
  Net          Y      27,980   Y       66,968    +139.3  $        603
   income

                         (Millions of yen, millions of U.S. dollars)


                            Six months ended September 30
  Consolidated       2003            2004        Change      2004
                                                      %
  Financial    Y     290,754   Y      247,349     -14.9    $    2,228
   service
   revenue
  Net sales        3,110,045        3,067,061      -1.4        27,632
   and
   operating
   revenue
                   3,400,799        3,314,410      -2.5        29,860
  Costs and        3,350,913        3,261,251      -2.7        29,381
   expenses
  Operating           49,886           53,159      +6.6           479
   income
  Other income        29,944           16,716     -44.2           151
   (expenses),
   net
  Income              79,830           69,875     -12.5           630
   before
   income taxes
  Income taxes        43,666          (11,312)        -          (101)
   and other
  Income              36,164           81,187    +124.5           731
   before
   cumulative
   effect of an
   accounting
   change
  Cumulative          (2,117)          (4,713)        -           (42)
   effect of an
   accounting
   change
  Net income   Y      34,047    Y      76,474    +124.6   $      689


 Condensed Balance Sheets

                       (Millions of yen, millions of U.S. dollars)


  Financial           September    March 31     September    September
   Services               30                        30           30
       ASSETS           2003         2004         2004         2004
  Current assets:
            Cash     Y 286,054     Y 256,316     Y 159,523    $ 1,437
             and cash
             equivalents
            Marketable 260,098       270,676       529,302      4,768
             securities
            Notes        68,380       72,273        72,144        650
             and
             accounts
             receivable,
             trade
            Other       107,698      100,433        92,775        836
                        722,230      699,698       853,744      7,691

  Investments and     1,941,130    2,274,510     2,297,300     20,696
   advances
  Property, plant        40,603       40,833        39,828        359
   and equipment
  Other assets:
            Deferred    335,762      349,194       366,983      3,306
             insurance
             acquisition
            costs
            Other       106,974      110,804       102,369        923
                        442,736      459,998       469,352      4,229
                    Y 3,146,699  Y 3,475,039   Y 3,660,224   $ 32,975

  LIABILITIES AND
   STOCKHOLDERS'
   EQUITY

  Current
   liabilities:
            Short-term Y 77,222     Y 86,748     Y 117,715    $ 1,060
             borrowings
            Notes         6,752        7,847         7,378         66
             and
             accounts
             payable,
             trade
            Deposits    319,301      378,851       451,231      4,065
             from
             customers
             in the
             banking
             business
            Other        90,494      175,357        96,269        868
                        493,769      648,803       672,593      6,059
  Long-term
   liabilities:
            Long-term   138,622      135,811       137,249      1,236
             debt
            Accrued       9,671       10,183        11,163        101
             pension
             and
             severance
             costs
            Future    2,050,004    2,178,626     2,314,369     20,850
             insurance
             policy
             benefits
             and
             other
            Other       112,968      126,349       130,237      1,174
                      2,311,265    2,450,969     2,593,018     23,361

  Minority                    -            -         5,567         50
   interest in
   consolidated
   subsidiaries
  Stockholders'         341,665      375,267       389,046      3,505
   equity
                     Y3,146,699  Y 3,475,039   Y 3,660,224   $ 32,975


                     (Millions of yen, millions of U.S. dollars)
  Sony without        September    March 31     September    September
   Financial              30                        30           30
   Services
       ASSETS           2003         2004         2004         2004
  Current assets:
            Cash     Y 351,983     Y 592,895     Y 290,103    $ 2,614
             and
             cash
             equivalents
            Marketable   4,899        4,072         4,071         37
             securities
            Notes     1,019,412      943,590       989,216      8,912
             and
             accounts
             receivable,
             trade
            Other     1,415,405    1,151,879     1,294,395     11,660
                      2,791,699    2,692,436     2,577,785     23,223
  Film costs            280,535      256,740       270,090      2,433
  Investments and       387,175      358,629       500,041      4,505
   advances
  Investments in        176,905      176,905       187,400      1,688
   Financial
   Services, at
   cost
  Property, plant     1,317,345    1,324,211     1,343,611     12,104
   and equipment
  Other assets        1,241,671    1,251,901     1,165,449     10,501
                    Y 6,195,330  Y 6,060,822   Y 6,044,376   $ 54,454

  LIABILITIES AND
   STOCKHOLDERS'
   EQUITY
  Current
   liabilities:
            Short-term Y 234,975  Y 409,766      Y 508,649    $ 4,582
             borrowings
            Notes       956,592      773,221       822,333      7,408
             and
             accounts
             payable,
             trade
            Other     1,190,519    1,190,563     1,057,377      9,527
                      2,382,086    2,373,550     2,388,359     21,517
  Long-term
   liabilities:
            Long-term   873,750      775,233       671,067      6,046
             debt
            Accrued     509,269      358,199       314,500      2,833
             pension
             and
             severance
             costs
            Other       300,875      348,946       302,589      2,725
                      1,683,894    1,482,378     1,288,156     11,604

  Minority               13,590       17,554        18,704        169
   interest in
   consolidated
   subsidiaries
  Stockholders'       2,115,760    2,187,340     2,349,157     21,164
   equity
                    Y 6,195,330  Y 6,060,822   Y 6,044,376   $ 54,454


                      (Millions of yen, millions of U.S. dollars)
  Consolidated    September 30    March 31 September 30  September 30
       ASSETS           2003         2004         2004         2004
  Current assets:
            Cash      Y 638,037    Y 849,211     Y 449,626    $ 4,051
             and
             cash
             equivalents
            Marketable  264,997      274,748       533,373      4,805
             securities
            Notes     1,084,306    1,011,189     1,056,286      9,516
             and
             accounts
             receivable,
             trade
            Other     1,497,080    1,228,207     1,376,951     12,405
                      3,484,420    3,363,355     3,416,236     30,777
  Film costs            280,535      256,740       270,090      2,433
  Investments and     2,208,035    2,512,950     2,663,362     23,994
   advances
  Property, plant     1,357,949    1,365,044     1,383,439     12,463
   and equipment
  Other assets:
            Deferred    335,762      349,194       366,983      3,306
             insurance
             acquisition
             costs
            Other     1,238,160    1,243,379     1,153,046     10,389
                      1,573,922    1,592,573     1,520,029     13,695
                    Y 8,904,861  Y 9,090,662   Y 9,253,156   $ 83,362

  LIABILITIES AND
   STOCKHOLDERS'
   EQUITY
  Current
   liabilities:
            Short-term  Y 282,102 Y 475,017      Y 611,137   $ 5,506
             borrowings
            Notes       961,122      778,773       826,719      7,448
             and
             accounts
             payable,
             trade
            Deposits    319,301      378,851       451,231      4,065
             from
             customers
             in the
             banking
             business
            Other     1,271,134    1,349,574     1,146,091     10,325
                      2,833,659    2,982,215     3,035,178     27,344
  Long-term
   liabilities:
            Long-term   877,297      777,649       677,262      6,101
             debt
            Accrued     518,940      368,382       325,664      2,934
             pension
             and
             severance
             costs
            Future    2,050,004    2,178,626     2,314,369     20,850
             insurance
             policy
             benefits
             and
             other
            Other       333,253      382,930       335,279      3,021
                      3,779,494    3,707,587     3,652,574     32,906

  Minority               19,219       22,858        24,171        218
   interest in
   consolidated
   subsidiaries
  Stockholders'       2,272,489    2,378,002     2,541,233     22,894
   equity
                    Y 8,904,861  Y 9,090,662   Y 9,253,156   $ 83,362

                    (Millions of yen, millions of U.S. dollars)
  Condensed                   Six months ended September 30
   Statements of
   Cash Flows

  Financial                 2003              2004              2004
   Services

  Net cash            Y     149,975     Y     83,562       $     753
   provided by
   operating
   activities
  Net cash used           (213,128)         (344,674)         (3,105)
   in investing
   activities
  Net cash                   74,664           164,319           1,480
   provided by
   financing
   activities
  Net increase               11,511          (96,793)           (872)
   (decrease) in
   cash and cash
   equivalents
  Cash and cash             274,543           256,316           2,309
   equivalents at
   beginning of
   the fiscal
   year
  Cash and cash       Y     286,054     Y     159,523     $     1,437
   equivalents at
   September 30

                     (Millions of yen, millions of U.S. dollars)
                              Six months ended September 30
  Sony without              2003              2004              2004
   Financial
   Services
  Net cash               Y     307       Y    34,975       $     315
   provided by
   operating
   activities
  Net cash used           (162,656)         (330,078)         (2,973)
   in investing
   activities
  Net cash                   94,213          (25,593)           (231)
   provided by
   (used in)
   financing
   activities
  Effect of                (18,396)            17,904             161
   exchange rate
   changes on cash
   and cash
   equivalents
  Net decrease in          (86,532)         (302,792)         (2,728)
   cash and cash
   equivalents
  Cash and cash             438,515           592,895           5,342
   equivalents at
   beginning of
   the fiscal
   year
  Cash and cash     Y     351,983     Y     290,103     $     2,614
   equivalents at
   September 30

                      (Millions of yen, millions of U.S. dollars)
                              Six months ended September 30

  Consolidated                2003              2004            2004
  Net cash           Y     140,765     Y     111,907     $     1,008
   provided by
   operating
   activities
  Net cash used           (376,778)         (670,754)         (6,043)
   in investing
   activities
  Net cash                  179,388           141,358           1,274
   provided by
   financing
   activities
  Effect of                (18,396)            17,904             161
   exchange rate
   changes on cash
   and cash
   equivalents
  Net decrease in          (75,021)         (399,585)         (3,600)
   cash and cash
   equivalents
  Cash and cash             713,058           849,211           7,651
   equivalents at
   beginning of
   the fiscal
   year
  Cash and cash     Y     638,037     Y     449,626     $     4,051
   equivalents at
   September 30




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